June 21, 2024
Janet Spreen direct dial: 216.861.7090 jspreen@bakerlaw.com

Office of Life Sciences Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Eric Atallah, Kevin Kuhar, Jessica Dickerson and Tim Buchmiller

Re:	Actuate Therapeutics, Inc. Registration Statement on Form S-1 Filed May 24, 2024 File No. 333-279734 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Actuate Therapeutics, Inc. (the “Company”), we hereby respond as set forth below to the letter dated June 18, 2024 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR Amendment No. 2 to the Registration Statement responding to the Staff’s comment and updating its disclosures in the Registration Statement.

To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of the Registration Statement. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

June 21, 2024

Amendment No. 1 to Registration Statement on Form S-1, Filed June 11, 2024

Capitalization, page 76

1.             Please explain to us why your Capitalization table presents only total stockholders' (deficit) equity without providing a line item depicting total capitalization.

In response to the Staff’s comment, the Company has revised its disclosure on page 76 to add a line item depicting total capitalization.

2.             We note from your disclosures on page F-17 that your redeemable convertible preferred stock will automatically convert upon the closing of a public offering resulting in at least $100 million in gross proceeds. Given that the proceeds from your current offering are expected to be approximately $50 million, please tell us and revise your disclosure here to address how you determined it was appropriate to assume the automatic conversion of your redeemable convertible preferred stock in your pro forma presentation. Revise your presentation as needed. Similarly revise the related disclosures throughout your document that discuss the assumption that your preferred stock will convert immediately prior to the offering.

In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 76, 172 and 180 to explain that the terms of each series of the redeemable convertible preferred stock provide that the holders of at least a majority of the then outstanding shares of such series can vote to cause all shares of such series to be automatically converted into common stock upon the occurrence of a specified event. The holders of at least a majority of the shares of each series consented to the conversion of such shares immediately prior to the completion of this offering.

Sincerely,

/s/ Janet Spreen
Partner